August 2, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Jan Woo
Kathleen Collins
Melissa Kindelan

Re:	FireEye, Inc.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted June 27, 2013
CIK No. 0001370880

Ladies and Gentlemen:

On behalf of our client, FireEye, Inc. (“FireEye” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 15, 2013 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on June 27, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on June 27, 2013), all page references herein correspond to the page of the revised draft of the Registration Statement.

General

1.	We note that the graphic on the front cover page of the prospectus states that the company has “Over 1 Million Virtual Machines Coordinating Globally.” Please consider adding a footnote to indicate the date on which the information is based.

In response to the Staff’s comment, we have revised the graphic on the front cover page of the prospectus to add a footnote to indicate the date on which the information for the statement “Over 1 Million Virtual Machines Coordinating Globally” is based.

Securities and Exchange Commission

August 2, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

2.	Please tell us what consideration you have given to discussing the impact of your intention to reorganize your corporate structure and intercompany relationships by the end of 2013 as part of prior comment 15. You note on page 36 of the risk factors that this reorganization is to more closely align your corporate organization with the expansion of your international business activities. We note your revised disclosure that you “do not expect to be profitable for the foreseeable future” in part due to the “continuing investments to scale its business, particularly internationally” but it is unclear the extent to which this corporate reorganization will impact the company’s financial condition in the short-term or long-term.

In response to the Staff’s comment, we have revised the disclosure on pages 54 and 55 of the Registration Statement to disclose that the Company intends to complete the reorganization of its corporate structure and intercompany relationships by the end of 2013 and that such reorganization will result in the Company incurring increased expenses in the near term for which the Company may not realize any long-term benefit. We supplementally advise the Staff that the Company does not believe the reorganization will have a material impact on its financial condition in the short term and is unable to quantify the potential impact of the reorganization on its financial condition over the long term.

Results of Operations, page 60

3.	We note your revised disclosure in response to prior comment 16 but it is still unclear the extent to which the increases in subscription and services revenue are attributable to the amortization of your deferred revenue from initial customer purchases versus renewals of your subscription and support services. We note that the disclosure presented is substantially similar for each financial period discussed in this section and does not provide insight as to the extent of the material change.

In response to the Staff’s comment, we have revised the disclosure on pages 62 and 65 of the Registration Statement to provide further insight into the increases in subscription and services revenue attributable from initial customer purchases versus renewals.

Concentration, page 75

4.	We note your response to prior comment 19 that Accuvant is a reseller that accounted for approximately 10% of the company’s total revenue for the year ended December 31, 2012. It appears that you should identify this reseller in your prospectus on pages 75 and 107 of the Business section pursuant to Item 101(c)(1)(vii) of Regulation S-K. Please advise or tell us why you believe that identification of a significant customer is not otherwise required.

In response to the Staff’s comment, we have revised the disclosure on pages 76 and 109 of the Registration Statement to identify the name of the one reseller that accounted for approximately 10% of the Company’s total revenue for the year ended December 31, 2012.

Securities and Exchange Commission

August 2, 2013

Business

Overview, page 91

5.	Please disclose in the filing the information you provide in the response letter regarding the “prospective customer evaluations.” Given that you reference these prospective customer evaluations in the prospectus, including the prospectus summary, to support the claim that existing security infrastructure is inadequate, additional information appears warranted regarding the data source. Disclosure should include, but not be limited to, the number of evaluations conducted, the time period in which the evaluations were conducted, the nature of the evaluations and the entities that completed the evaluations.

In response to the Staff’s comment, we have revised the disclosure on page 93 of the Registration Statement to include information regarding the data sources of the Company’s prospective customer evaluations, including the number of evaluations conducted, the time period in which the evaluations were conducted, the nature of the evaluations and the entities that completed the evaluations.

Note 1. Description of Business and Summary of Significant Accounting Policies

Preferred Stock Warrant Liability, page F-11

6.	We note your response to prior comment 31 and your revised disclosures on page F-11 where you state that the company determined the warrants are not fixed-for-fixed instruments because the underlying shares of preferred stock provide the warrants with anti-dilution provisions which require the company to lower the exercise price of the warrants upon any future down-round financing. Please refer us to the provisions of either the Warrant Agreement or the Certificate of Incorporation that specifically require the company to lower the exercise price of the warrants upon any down-round financing. In this regard, we note the terms of the Certificate of Incorporation that provide for an adjustment to the conversion price of the preferred stock, however, it is unclear which terms provide for adjustments to the exercise price of the warrants.

We supplementally refer the Staff to the warrant agreements (Section 2.3 Adjustments for Diluting Issuances), each of which states (with minor immaterial differences):

“The Warrant Price and the number of Shares issuable upon exercise of the Warrant or, if the Shares are preferred stock, the number of shares of common stock issuable upon conversion of the Shares, shall be subject to adjustment, from time to time in the manner set forth in the Company’s Certificate of Incorporation as if the Shares were issued and outstanding on and as of the date of any such required adjustment. The provisions set forth for the Shares in the Company’s Certificate of Incorporation relating to the above in effect as of the Issue Date may not be amended, modified or waived, without the prior written consent of Holder unless such amendment, modification or waiver affects the rights associated with the Shares in the same manner as such amendment, modification or waiver affects the rights associated with all other shares of the same series and class as the Shares granted to Holder.”

Securities and Exchange Commission

August 2, 2013

Revenue Recognition, page F-11

7.	Please revise the disclosures in the Notes to the Financial Statements to indicate, as you have in the revised disclosures on page 76, that because you have only been selling your Email MPS since April 2011, you have a limited history with respect to subscription renewals for such product and as a result revenue from all Email MPS products sold through March 31, 2013 have been recognized ratably over the contractual term of the subscription services.

In response to the Staff’s comment, we have revised the disclosure on page F-11 of the Registration Statement to indicate that, because the Company has only been selling its Email MPS since April 2011, it has a limited history with respect to subscription renewals for such product, and as a result, revenue from all Email MPS products sold through June 30, 2013 has been recognized ratably over the contractual term of the subscription services.

8.	We note from your response to prior comment 36 that in order to determine BESP, you calculate the selling price as a percentage of list price and use a range that is plus or minus 15% from the median percentage that yields the “highest concentration” of transactions. Please explain further what you mean by “highest concentration.” In this regard, tell us what level of concentration you typically look for in order to determine BESP and tell us for what percentage of your arrangements you use this methodology. To the extent that there is not a high concentration of transactions, then describe what other methodologies you use to establish BESP.

We supplementally advise the Staff that the Company uses the term “highest concentration” of transactions to mean the range that derives the highest percentage of transactions that fall within plus or minus 15% of the median. In determining BESP, the Company looks for a sufficient cluster, as determined based on the highest concentration of sale prices that fall within the range. For example, the concentration for the Company’s products and subscription and services for fiscal 2012 was between 71% and 100%. For fiscal 2010 and 2011, the concentration for the Company’s products and subscription and services was between 64% and 97%. With the exception of the Company’s professional services revenue, which has been immaterial to date, the Company has used this methodology to establish BESP. If, in the future, the Company determines that it does not have a sufficient concentration for its products and services, the Company will perform additional qualitative analysis to determine BESP.

Securities and Exchange Commission

August 2, 2013

Note 11. Equity Award Plans, page F-24

9.	We note you granted restricted stock units during the three months ended March 31, 2013, which vest upon the achievement of certain performance conditions, subject to the employees’ continued service relationship with you and the completion of your initial public offering by December 31, 2014. Please clarify what service conditions are required for these awards to vest and tell us whether the holders of these awards are required to remain at the company until the IPO is complete in order to receive such awards. Please expand your disclosures to include when you will recognize the related employee compensation costs for these units and tell us the basis for your accounting.

We supplementally advise the Staff that, if the Company has achieved a specified amount of bookings in 2013, and subject to exceptions in the event of a change of control of the Company, the restricted stock units will vest over two tranches, as follows: (1) 50% of a holder’s restricted stock units will vest on the 15th day of the first month in which the Company’s trading window is open after the expiration of the “market stand-off” restrictions applicable to the Company’s initial public offering, subject to the holder continuing to provide service to the Company on such first vesting date; and (2) the remaining 50% of a holder’s restricted stock units will vest on the first anniversary of the first vesting date, subject to the holder continuing to provide service to the Company on such second vesting date. The awards further provide that in no event will any of the holder’s restricted stock units vest unless the Company’s common stock is publicly traded before December 31, 2014. Because the first vesting date, if it occurs at all, must occur after the expiration of the “market stand-off” restrictions applicable to the Company’s initial public offering, which will not occur until at least one hundred and eighty days after the completion of such offering, all of the holders will be required to remain at the Company through the completion of the initial public offering and at least an additional one hundred and eighty days thereafter in order to receive shares of common stock upon the vesting of the restricted stock units.

In response to the Staff’s comment, we have revised the disclosure on page F-27 of the Registration Statement to indicate when the Company will recognize the related employee compensation costs for these restricted stock units and the basis of the Company’s accounting.

We further supplementally advise the Staff that the restricted stock units contain an explicit time-based service condition and two performance conditions. The Company considered each of these conditions that affect the employees’ ability to vest in the awards. As such, under ASC 718-10-55-76, if the vesting (or exercisability) of an award is based on the satisfaction of both a service and performance condition, the entity must initially determine which outcomes are probable and recognize the compensation cost over the longer of the explicit or implicit service period. Because an IPO generally is not considered to be probable until the closing of the IPO, no compensation cost would be recognized until the IPO has closed.

10.	We note that you granted 3,857,600 stock options in May 2013. As this appears to be a significant grant, please disclose this as a subsequent event in the Notes to the Financial Statements and include the relevant terms of the award, or tell us why you do not believe such disclosure is necessary.

We supplementally advise the Staff that the 3,857,600 stock options granted in May 2013 were granted to a total of 332 employees and consultants and are now included in the June 30, 2013 interim financial statements. Please see pages 86 and 87 of the Registration Statement for a discussion of these stock option grants.

Additionally, we supplementally advise the Staff that the 1,253,000 stock options granted in July 2013 and disclosed on page 88 and 89 of the Registration Statement were granted to a total of 114 employees and consultants. We respectfully advise the Staff that the Company does not believe disclosure of the July 2013 grants is necessary as a subsequent event in the Notes to the Consolidated Financial Statements because such grants were made in the ordinary course of business and represent approximately 1% of the Company’s total capitalization on a fully diluted basis.

Securities and Exchange Commission

August 2, 2013

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 493-9300 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jon C. Avina
Jon C. Avina

cc:	David G. DeWalt, FireEye, Inc.
Michael J. Sheridan, FireEye, Inc.
Alexa King, FireEye, Inc.
Aaron J. Alter, Wilson Sonsini Goodrich & Rosati, P.C.
Eric C. Jensen, Cooley LLP
David Peinsipp, Cooley LLP